

October 31, 2013

Via E-mail
Ms. Courtney Alexander
UNITE HERE
275 Seventh Ave.
New York NY 10001

> **Re: Ashford Hospitality Trust, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 22, 2013 by UNITE HERE**
> **File No. 001-31775**

Dear Ms. Alexander:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide the disclosure required by Items 2, 6(a), (b) and (d), and 21(b) of Schedule 14A, as well as Rule 14a-4(b)(1) of Regulation 14A.

2.   We understand that the company has established a record date for the spin-off of November 8, 2013 and a distribution date of November 19, 2013. Please advise, and revise your disclosure as necessary to indicate, how these dates impact your solicitation.

Fees to related parties and conflicts of interest

3.   We note your disclosure that "Many of these services must, as a result of the Exclusivity Agreement, be performed by related parties, giving rise to a scenario where the same insiders control the advising company, the advised company, and the 'third-party'

contractor selected by the advisor for the advised company." Please revise this disclosure to clarify the parties you are referring to in each case.

4. We note your disclosure that "The Change in Control Termination Fees may not apply if certain key officers remain in place." Please identify in your response the provisions of the agreement to which this disclosure relates.

No pathway to self-management of Prime, or internalization

5. Please provide us with support for the assertion that "Inland Western is not the only externally-managed REIT to internalize its management at significant cost to shareholders, nor the only one to be subject to a class-action lawsuit over internalization."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Andrew Kahn, Esq.
        Davis, Cowell & Bowe, LLP